UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 12, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On June 8, 2007, David A. Roberts gave his notice to the board of directors of Graco Inc. (the "Company") that he would resign his positions as President and Chief Executive Officer, and as a member of the board of directors, of the Company effective June 11, 2007.

Also on June 8, 2007, the board of directors of the Company appointed Patrick J. McHale as President and Chief Executive Officer of the Company, contingent upon his acceptance of the appointment. Mr. McHale accepted the appointment on June 11, 2007. The board of directors also elected Mr. McHale as a director of the Company, effective June 11, 2007, to replace the vacancy created upon Mr. Roberts' resignation. Mr. McHale was elected to the class of directors whose terms expire at the 2008 annual meeting of shareholders of the Company.

Mr. McHale, age 46, has been the Vice President and General Manager, Lubrication Equipment Division for the Company since June 2003. He was Vice President of Manufacturing and Distribution Operations from April 2001 until June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held other various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the Company in December 1989.

A copy of the press release announcing Mr. Roberts' resignation and Mr. McHale's appointment is filed as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated June 12, 2007 announcing Mr. Roberts' resignation and Mr. McHale's appointment as President and Chief Executive Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: June 12, 2007   By: _____

Karen Park Gallivan

Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Tuesday, June 12, 2007

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO BOARD OF DIRECTORS ELECTS PATRICK J. MCHALE PRESIDENT AND CHIEF EXECUTIVE OFFICER

MINNEAPOLIS, MN (June 12, 2007) – The Board of Directors of Graco Inc. **(NYSE: GGG)** has named Patrick J. McHale to be the Company's President and Chief Executive Officer, and to become a member of the Board of Directors, effective immediately. Mr. McHale has been a Vice President and Officer of Graco since 1999 and is currently Vice President and General Manager of Graco's Lubrication Equipment Division. In his 17 years with Graco, Mr. McHale has held a number of positions including Vice President of Manufacturing/Distribution Operations, Vice President of Contractor Equipment, and several operations positions. The Board of Directors also elected Lee R. Mitau Chairman of the Board. Mr. Mitau, 58, is Executive Vice President and General Counsel of U.S. Bancorp. He has been a member of Graco's Board of Directors since 1990 and is chairman of the Board's Governance Committee. Mr. Mitau also served as Graco's Chairman during the years 2002-2006. David A. Roberts, Graco's current Chairman, President and Chief Executive Officer, is resigning from the company to become Chairman, President and Chief Executive Officer of Carlisle Companies **(NYSE: CSL)**.

Graco's Chairman, Lee R. Mitau said, "Pat's strong track record, proven leadership ability, and breadth of successful experiences across a range of Graco businesses and operations have made him a very strong successor candidate. The board congratulates Pat on his appointment and is confident that he will provide outstanding leadership to Graco. We wish Dave Roberts well and thank him for his many contributions and outstanding leadership these past six years."

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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June 12, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with Item 5.02, Departure of Directors or Principal Officers.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures